Exhibit 99.1

March 4, 2014
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-06-14

QUATERRA ANNOUNCES AGREEMENT TO SELL URANIUM ASSETS

Transaction will free up time and resources to focus on Company’s core Yerington copper assets

VANCOUVER, B.C.— Quaterra Resources Inc. today announced that it has entered into an agreement to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for Cdn $500,000. The sale is subject to regulatory approval.

The all cash transaction is scheduled to close on March 14, 2014. The Company ceased exploration work on its uranium properties in 2009, funding largely only the holding costs associated with keeping them in good standing.

“The sale of Quaterra’s uranium assets is one component of the ongoing restructuring of the Company that allows us to continue the focus on our Yerington copper assets,” says Quaterra President and CEO Steven Dischler.

“The transaction will provide working capital for the company and free up time and resources to continue our focused strategic plan. Divesting of our non-core assets will allow us to realize the value we believe is inherent in our Yerington properties,” he says.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that the all cash transaction will close at the scheduled time, that the restructuring of the Company will allow it to continue the focus on its Yerington copper assets, that the provision of working capital for the Company will free up time and resources to continue its focused strategic plan and that the divesting of the non-core assets will allow the Company to realize the value it believes is inherent in its Yerington properties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.